
May 3, 2012

Via E-mail
Mr. Richard H. Flake
Executive Vice President and Chief Financial Officer
Provident Community Bancshares, Inc.
2700 Celanese Road
Rock Hill, South Carolina 29732

      **Re:** **Provident Community Bancshares, Inc.**
             **Form 10-K for the fiscal year ended December 31, 2010**
             **Filed March 29, 2011**
             **Form 10-Q for the quarterly period ended June 30, 2011**
             **Filed August 12, 2011**
             **Form 10-Q for the quarterly period ended September 30, 2011**
             **Filed November 14, 2011**
             **File No. 033-80808**

Dear Mr. Flake:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John P. Nolan

                          John P. Nolan
                          Senior Assistant Chief Accountant